Exhibit 99.2

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2024 Half-Year Unaudited Financial Results

Hong Kong, November 27, 2024 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a renowned online marketing and enterprise solutions provider in Asia that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the six months ended June 30, 2024.

	Six Months Ended June 30,
	2024	2023	Percentage change

	(US$ in thousands)
	(Unaudited)
Financial Metrics:
Revenue from continuing operations
Marketing Solutions	9,324	12,663	(26)%
Enterprise Solutions	4,896	4,330	13%
Total revenue from continuing operations	14,220	16,993	(16)%
Gross profit from continuing operations	8,096	9,276	(13)%
Net loss from continuing operations	(1,269)	(10,275)	N/M
Net loss from discontinued operations	(5,104)	(18,294)	N/M
Diluted net loss from continuing operations per American Depositary Shares (“ADS”)	(0.12)	(1.01)	N/M
Operating Metrics:
Gross billing	23,060	29,983	(23)%

“I am pleased to report that our continuing operations recorded an improvement in gross margin to 56.9% in the first half of 2024 from 54.6% in the first half of 2023, and we saw the increase in enterprise solutions revenue by 13% year-over-year. The Company will continue to focus on improving the financial performance and cash flows, while exploring strategic opportunities for broader business growth.”, said Mr. Jian Tang, Chairman, Chief Executive Officer and Co-Founder of iClick.

“We continue monitoring and evaluating operations and market trends proactively in order to optimize our business and enhance profitability. We have recently completed the disposal of our mainland China Enterprise Solutions business and demand side Marketing Solutions business. The results of these businesses are presented under discontinued operations.”

First Half Year of 2024 Results on Continuing Operations:

Revenue for the first half of 2024 was US$14.2 million, compared with US$17.0 million for the first half of 2023. Revenue from Marketing Solutions declined to US$9.3 million for the first half of 2024, compared with US$12.7 million for the first half of 2023. It was resulted from our strategic contraction of lower margin and higher risk businesses, with weaker demand from clients on advertising spending due to uncertainty in the macro-economic environment. Revenue from Enterprise Solutions was US$4.9 million for the first half of 2024, improved from US$4.3 million in the first half of 2023 due to the increasing demand for digital transformation and services.

Gross profit for the first half of 2024 was US$8.1 million, compared with US$9.3 million for the first half of 2023. With the effort of reducing lower margin and higher risk businesses, and a rising revenue contribution from the higher-margin Enterprise Solutions business, gross profit margin increased to 56.9% for the first half of 2024 from 54.6% for the first half of 2023.

Total operating expenses were US$12.4 million for the first half of 2024, decreased from US$14.1 million for the first half of 2023. The change was primarily due to our cost optimization execution, which resulted in reduction of staff cost and savings on promotional expenses. The expected credit losses provision of trade receivables was also reduced because of our close monitoring of cash collection.

Net loss from continuing operations was US$1.3 million for the first half of 2024, significantly improved from the net loss of US$10.3 million for the first half of 2023, mainly due to no impairment of equity investments in the first half of 2024, which we recorded US$5.6 million in the first half of 2023. Operating loss was reduced by US$0.6 million.

Net loss from continuing operations attributable to the Company’s shareholders per basic and diluted ADS for the first half of 2024 was US$0.12, compared with a net loss attributable to the Company’s shareholders per basic and diluted ADS of US$1.01 for the first half of 2023.

Gross billing1 from continuing operations was US$23.1 million for the first half of 2024, compared with US$30.0 million for the first half of 2023, mainly as a result of our continued strategy of reducing lower margin and higher risk businesses, as well as clients’ reduced advertising spending.

Net loss from discontinued operations was US$5.1 million for the first half of 2024, compared with the net loss of US$18.3 million for the first half of 2023, mainly due to cost optimization, and gain on disposal of discontinued operations amounting to US$2.6 million in the first half of 2024.

As of June 30, 2024, the continuing operations of the Company had cash and cash equivalents, time deposits and restricted cash of US$70.2 million, compared with US$41.3 million as of December 31, 2023.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a renowned online marketing and enterprise solutions provider in Asia. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit https://ir.i-click.com.

[1]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Six Months Ended June 30,
	2024	2023
Continuing operations
Revenue	14,220	16,993
Cost of revenue	(6,124)	(7,717)
Gross profit	8,096	9,276

Operating expenses
Research and development expenses	(311)	(265)
Sales and marketing expenses	(4,381)	(8,826)
General and administrative expenses	(7,704)	(5,052)
Total operating expenses	(12,396)	(14,143)
Interest expense	(32)	(117)
Interest income	598	591
Other gains/(losses), net	2,560	(5,756)
Loss before income tax expense and share of losses from an equity investee	(1,174)	(10,149)
Share of losses from an equity investee	(37)	(19)
Loss before income tax expense	(1,211)	(10,168)
Income tax expense	(58)	(107)
Net loss from continuing operations	(1,269)	(10,275)
Net loss attributable to non-controlling interests	111	9
Net loss from continuing operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(1,158)	(10,266)
Discontinued operations
Loss from operations of discontinued operations	(7,666)	(18,305)
Income tax (expense)/credit	(23)	11
Gain on disposal of discontinued operations	2,585	-
Net loss from discontinued operations	(5,104)	(18,294)
Net loss attributable to non-controlling interests	32	49
Net loss from discontinued operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(5,072)	(18,245)

Net loss	(6,373)	(28,569)
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(6,230)	(28,511)

Net loss from continuing operations	(1,269)	(10,275)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(13)	(131)

Comprehensive loss from continuing operations	(1,282)	(10,406)
Comprehensive loss from continuing operations attributable to non-controlling interests	111	49
Comprehensive loss from continuing operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(1,171)	(10,357)

	Six Months Ended June 30,
	2024	2023
Net loss from discontinued operations	(5,104)	(18,294)
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	-	301

Comprehensive loss from discontinued operations	(5,104)	(17,993)
Comprehensive loss from discontinued operations attributable to non-controlling interests	32	20
Comprehensive loss from discontinued operations attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(5,072)	(17,973)
Comprehensive loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(6,243)	(28,330)

Net loss from continuing operations per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(0.12)	(1.01)
— Diluted	(0.12)	(1.01)

Net loss from discontinued operations per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(0.51)	(1.79)
— Diluted	(0.51)	(1.79)

Net loss per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders
— Basic	(0.63)	(2.80)
— Diluted	(0.63)	(2.80)

Weighted average number of ADS used in per share calculation:
— Basic	9,955,943	10,178,966
— Diluted	9,955,943	10,178,966

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of June 30, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	70,239	41,264
Accounts receivable, net of allowance for credit losses of US$1,558 and US$1,571 as of June 30, 2024 and December 31, 2023 respectively	11,210	13,535
Other current assets	15,813	11,516
Discontinued operations	54,454	93,488
Total current assets	151,716	159,803

Non-current assets
Other assets	3,727	3,596
Discontinued operations	112	305
Total non-current assets	3,839	3,901

Total assets	155,555	163,704

Liabilities and equity
Current liabilities
Accounts payable	3,310	4,462
Bank borrowings	36,932	1,965
Other current liabilities	23,830	20,200
Discontinued operations	56,607	93,445
Total current liabilities	120,679	120,072

Non-current liabilities
Other liabilities	221	551
Discontinued operations	1,463	1,829
Total non-current liabilities	1,684	2,380

Total liabilities	122,363	122,452
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of June 30, 2024 and December 31, 2023, respectively; 38,752,446 shares and 44,477,356 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	39	45
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of June 30, 2024 and December 31, 2023, respectively; 5,034,427 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	5	5
Treasury shares (218,396 shares and 6,398,616 shares as of June 30, 2024 and December 31, 2023, respectively)	(39)	(28,656)
Other reserves	31,853	65,731
Total iClick Interactive Asia Group Limited shareholders’ equity	31,858	37,125
Non-controlling interests	1,334	4,127

Total equity	33,192	41,252

Total liabilities and equity	155,555	163,704